Exhibit 99.1

China Zenix Auto International Limited Reports 28% Revenue Growth in

2017 First Quarter

- Revenue rose by 28% to RMB670.4 million (US$97.4 million) -

- Returned to profitability and net profit was RMB12.9 million (US$1.9 million) -

ZHANGZHOU, China, May 18, 2017 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Financial Highlights

First Quarter 2017:

•	Revenue was RMB670.4 million (US$97.4 million), up 28% year-over-year

•	Sales to the Chinese OEM market nearly doubled year-over-year

•	Sales of aluminum wheels increased by 159.1% year-over-year

•	Gross margin was 15.8%;

•	Net profit and total comprehensive income for the period was RMB12.9 million (US$1.9 million) with earnings per American Depositary Share (“ADS”) of RMB0.25 (US$0.04) compared with net loss and total comprehensive loss of RMB2.9 million with loss per ADS of RMB0.06 in the first quarter of 2016.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “We are excited to have generated strong top line growth in the first quarter. After a number of years of weak market environment, we are seeing the profound impact from replacement of old trucks. Our tubeless steel wheel, industrial wheel and aluminum wheel products all experienced different degrees of strong growths as the Chinese economy resumed growths and government policy is geared toward emission control and road safety.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “Our gross margin was affected by the higher steel price during the first quarter. However, we expect to pass on the cost inflation to our customers in the coming quarters. As we are closely tracking collections on receivables, we are confident to produce cash inflow in 2017.”

2017 First Quarter Results

Revenue for the first quarter was RMB670.4 million (US$97.4 million) from RMB525.4 million for the first quarter of 2016. The increase in revenue on a year-over-year basis was mainly due to strong sale to the domestic truck OEM driven by Chinese government enforcement against truck overloading. The increase of total revenue was also attributable to the higher price adjustment in response to the rising raw material costs.

Sales to the Chinese OEM market increased by 99.9% year-over-year to RMB347.6 million (US$50.5 million) in the first quarter of 2017 compared to RMB173.9 million in the same quarter of 2016. Total unit sales in the OEM market increased by 38.2% year-over-year during the first quarter of 2017.

Aftermarket sales in China decreased by 9.9% year-over-year to RMB231.5 million (US$33.6 million) in the first quarter of 2017 from RMB257.0 million in the first quarter of 2016. Total unit sales in the aftermarket decreased by 31.4% year-over-year as the aftermarket wheel segment remained weak.

International sales decreased by 3.5% year-over-year to RMB91.2 million (US$13.3 million) in the first quarter of 2017 compared to sales of RMB94.5 million in the first quarter of 2016. Total unit sales in the international sales decreased by 15.0% year-over-year in the first quarter of 2017 mainly due to continued weak demand in Southeastern Asian countries.

In the first quarter of 2017, domestic OEM sales, domestic aftermarket sales and international sales contributed 51.9%, 34.5% and 13.6% of revenue, respectively.

Sales of tubed steel wheels comprised 44.9% of 2017 first quarter revenue compared to 54.8% in the same quarter in 2016. Tubeless steel wheel sales represented 45.4% of 2017 first quarter revenue compared to 38.2% in the same quarter of 2016. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels increased by 159.1% year-over-year and accounted for 5.8% first quarter revenue as compared to 2.9% in the same quarter a year ago. The tightened regulation by Chinese government to curb emissions and increase road safety fueled high demand for light-weight tubeless and aluminum wheels.

First quarter gross profit increased by 5.1% to RMB105.7 million (US$15.4 million), compared to RMB100.6 million in the same quarter in 2016. Gross margin was 15.8%, compared with 19.1% in the first quarter of 2016. The decrease in gross margin on a year-over-year basis was mainly due to the rise of raw material cost. The Company raised selling prices during the first quarter but they were not high enough to offset the increase of the raw material costs.

Selling and distribution expenses decreased by 2.2% to RMB42.4 million (US$6.2 million) from RMB43.4 million in the first quarter of 2016. The decrease in selling and distribution costs was primarily due to lower marketing and advertising expenses in the first quarter of 2017 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 6.3% in the first quarter of 2017, compared to 8.3% in the same quarter a year ago.

Research and development (“R&D”) expenses decreased by 31.0% to RMB14.0 million (US$2.0 million), compared to RMB20.3 million in the first quarter of 2016. R&D as a percentage of revenue was 2.1% in the first quarter of 2017, compared to 3.9% in the same quarter a year ago. As the Company’s aluminum products continue to mature, R&D expenses were lowered.

Administrative expenses decreased by 8.5% to RMB31.6 million (US$4.6 million) from RMB34.9 million in the first quarter of 2016. As a percentage of revenue, administrative expenses were 4.7%, compared to 6.6% of revenue in the first quarter of 2016.

Net income and total comprehensive income were RMB12.9 million (US$1.9 million) in the first quarter of 2017 compared to net loss and total comprehensive loss of RMB2.9 million for the first quarter of 2016.

Basic and diluted income per ADS were RMB0.25 (US$0.04) in the first quarter of 2017 compared to basic and diluted loss per ADS of RMB0.06 in the first quarter of 2016.

In the first quarter of 2017, the Company recorded net cash outflows from operating activities of RMB167.0 million (US$24.3 million). Higher sales to domestic OEM market increased total account receivables which affected operating cash-flows. However, Days Sales Outstanding (DSO) remained at 58 days in the first quarter of 2017, flat in comparison with 60 days during the full year of 2016. Capital expenditures for the purchase of property, plant and equipment in the first quarter were RMB 0.2 million (US$35,450).

During the first quarter of 2017 and 2016, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2017, Zenix Auto had bank balances and cash of RMB717.7 million (US$104.3 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.1 million). Total bank borrowings were RMB558.0 million (US$81.1 million). Total equity attributable to owners of the Company was RMB2,550.5 million (US$370.5 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, May 18, 2017 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through June 18, 2017, at 11:59 p.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 10374 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.883 to US$1.00, the effective noon buying rate as of March 31, 2017 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 772 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2017. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss

Investor Relations

Awaken Advisors

Tel: +1-(212) 521-4050

Email: Kevin.Theiss@awakenlab.com

- tables follow -

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss

and Other Comprehensive Income

For the three months ended March 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Three Months Ended March 31,
	2016	2017	2017
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	525,399	670,356	97,393
Cost of sales	(424,846)	(564,640)	(82,034)

Gross profit	100,553	105,716	15,359
Other operating income	487	6,416	932
Net exchange gain	(144)	(306)	(44)
Selling and distribution costs	(43,404)	(42,435)	(6,165)
Research and development expenses	(20,321)	(14,017)	(2,036)
Administrative expenses	(34,551)	(31,621)	(4,594)
Finance costs	(5,435)	(5,290)	(769)

(Loss) profit before taxation	(2,815)	18,463	2,683
Income tax expense	(95)	(5,546)	(806)

(Loss) profit and total comprehensive income (loss) for the period	(2,910)	12,917	1,877

(Loss) earnings per share
Basic	(0.01)	0.06	0.01
Diluted	(0.01)	0.06	0.01

(Loss) earnings per ADS
Basic	(0.06)	0.25	0.04
Diluted	(0.06)	0.25	0.04

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB’000	RMB’000	US$’000
ASSETS
Current Assets
Inventories	138,740	194,439	28,249
Trade and other receivables and prepayments	695,856	895,030	130,035
Prepaid lease payments	9,425	9,425	1,369
Pledged bank deposits	32,100	36,690	5,331
Fixed bank deposits with maturity period over three months	290,000	290,000	42,133
Bank balances and cash	896,799	717,727	104,275

Total current assets	2,062,920	2,143,311	311,392

Non-Current Assets
Property, plant and equipment	1,379,287	1,342,945	195,109
Prepaid lease payments	376,449	374,093	54,350
Deferred tax assets	23,836	23,854	3,466
Intangible assets	17,000	17,000	2,470

Total non-current assets	1,796,572	1,757,892	255,395

Total assets	3,859,492	3,901,203	566,787

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	668,633	695,082	100,985
Amount due to a shareholder	1,398	—	—
Taxation payable	109	2,116	307
Short- term bank borrowings	558,000	558,000	81,069

Total current liabilities	1,228,140	1,255,198	182,361

Non-current liabilities
Deferred tax liabilities	85,286	87,222	12,672
Deferred income	8,496	8,296	1,205

Total non-current liabilities	93,782	95,518	13,877

Total liabilities	1,321,922	1,350,716	196,238

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	56,963
Reserves	2,145,358	2,158,275	313,566

Total equity attributable to owners of the company	2,537,570	2,550,487	370,549

Total equity and liabilities	3,859,492	3,901,203	566,787

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2017

(RMB and US$ amounts expressed in thousands)

	Three Months Ended March 31, 2017
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	18,463	2,683
Adjustments for:
Amortization of prepaid lease payments	2,356	342
Depreciation of property plant and equipment	37,050	5,383
Release of deferred income	(200)	(29)
Finance costs	5,290	768
Interest income	(2,844)	(413)
Loss on disposal of property, plant and equipment	15	2

Operating cash flows before movements in working capital	60,130	8,736
Increase in inventories	(55,699)	(8,092)
Increase in trade and other receivables and prepayments	(201,604)	(29,290)
Increase in trade and other payables and accruals	26,686	3,877

Cash generated from operations	(170,487)	(24,769)
Interest received	3,604	524
PRC income tax paid	(109)	(16)

NET CASH USED IN OPERATING ACTIVITIES	(166,992)	(24,261)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(244)	(35)
Placement of pledged bank deposits	(4,590)	(667)
Proceeds on disposal of property, plant and equipment	13	1
Placement of fixed bank deposits with maturity periods over three months	(240,000)	(34,869)
Withdrawal of fixed bank deposits with maturity periods over three months	240,000	34,869

NET CASH USED IN INVESTING ACTIVITIES	(4,821)	(701)

FINANCING ACTIVITIES
New bank borrowings raised	255,000	37,048
Repayment of bank borrowings	(255,000)	(37,048)
Interest paid	(6,019)	(874)
Repayment to a shareholder	(1,398)	(203)

NET CASH USED IN FINANCING ACTIVITIES	(7,417)	(1,077)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(179,230)	(26,039)
Cash and cash equivalents at beginning of the period	896,799	130,292

Effect of foreign exchange rate changes	158	22

Cash and cash equivalents at end of the period	717,727	104,275